Contact

www.linkedin.com/in/stacy-garnett-rtx (LinkedIn)
careers.rtx.com/global/en (Company)
careers.rtx.com/global/en/militaryandveterans (Company)
careers.rtx.com/global/en/campus (Company)

Top Skills

Military
Program Management
Workforce Development

Languages

English

Publications

Love Lust Cyles LLC Monthly Tech Tip for Thunder Roads Magazine Mid Atlantic & West Virginia

22 Needs a Face Monthly Newsletter/Thunder Roads Magazine Mid Atlantic & West Virginia

Stacy Garnett

Military and Veterans Program Manager @ RTX | U.S. Army Disabled Veteran
Washington DC-Baltimore Area

Summary

With over eight years of experience as a workforce strategist, I specialize in developing and executing talent strategies that create meaningful career opportunities for military personnel, military spouses, disabled individuals, and protected veterans. As a Workforce Strategy Manager at Raytheon, a Fortune 500 company, I design and implement hiring initiatives that align with the evolving job market and economic landscape, ensuring a sustainable talent pipeline that meets both business and industry demands.

My expertise includes strategic workforce planning, targeted recruiting, market analysis, and relationship management, allowing me to identify and connect highly skilled talent with career opportunities that leverage their unique backgrounds and expertise. I lead programs that integrate military talent into the workforce, helping to bridge the transition from service to civilian careers while addressing skill gaps within high-demand industries.

Committed to building long-term, impactful hiring solutions, I collaborate with internal stakeholders and external partners to drive initiatives that support economic mobility, workforce readiness, and sustainable career pathways for underrepresented talent pools. I am passionate about developing strategies that not only fulfill business objectives but also strengthen Raytheon’s position as an industry leader in workforce innovation.

Experience

RTX

Military and Veterans Program Manager @RTX
May 2025 - Present (10 months)
Washington DC-Baltimore Area

As a passionate advocate and fellow veteran, I develop and execute strategies to attract, engage, and retain top military and veteran talent at RTX

Corporation. I collaborate with various departments to create seamless and compliant recruiting experiences, build robust talent pipelines, and foster key partnerships with military organizations.
I drive recruitment excellence by training hiring managers to effectively source and onboard military and veteran candidates. I also educate stakeholders on the value of veteran hiring and provide tools and strategies to support the recruitment and retention of military talent.

Raytheon
Talent Attraction Sourcing Initiatives/Military Program Manager
November 2021 - Present (4 years 4 months)

Leidos
Sr. Intel Recruiter
January 2020 - November 2021 (1 year 11 months)

Technical recruiter for the Cyber & SIGINT Solutions (CSS) Operation with the Intelligence group at Leidos.

Federal Data Systems
Recruiter for Information Technology Services
August 2018 - January 2020 (1 year 6 months)
Washington D.C. Metro Area

New York Life Insurance Company
Director of Recruiting/Digital Media
July 2016 - August 2018 (2 years 2 months)
Bethesda, Maryland

My overall objective is the continued dedication to hiring and developing capable men and women from all backgrounds who can provide effective and innovative solutions for the problems people and businesses face.

My expertise includes recruiting within the financial services industry, with the focus on attracting, hiring and retaining outside individuals with strong business acumen and superlative organizational, analytical and strategic problem-solving skills.

By staying true to the principles of prudent expansion, conservative growth, full service, and, above all, a strong agent field force, New York Life Insurance Company will maintain and enhance its reputation as the “The Company You Keep®

Love Lust Cycles

Business Development Manager

September 2014 - March 2016 (1 year 7 months)

Beltsville, MD

Established and built the company brand by executing print and digital marketing and PR efforts developing public image to generate business opportunities and sales. Served as a creative copywriter for print marketing, web and social media promotion, and marketing materials. Planned and organized proactive presence in several communication channels to include magazine, online, social media, and business/commercial events. Set up analytics tracking to measure the effectiveness of company website, social presence, and general content. Worked alongside web designer in the development of business web site driving SEO initiatives and ecommerce presence. Managed external vendor relationships and planned, managed, executed trade show/event presentations. Represented the company on the market and among the public helping to elevate shop image and drive client sales. Employed Google Analytics data to determine hyper-local analysis to establish target digital and traditional marketing initiatives specific to neighborhoods/cities and buyer demographics. Tracked effectiveness of social media campaigns by analyzing growth if reach, sales, and customer engagement through Google Analytics and Hootsuite. Developed comprehensive on-site and off-site SEO recommendations by performing keyword research, competitive and market analysis, technical SEO reviews, content audits, and inbound link analysis.

22 Needs a Face/Platoon 22

Board Member

April 2015 - September 2015 (6 months)

Frederick Maryland

Managed non-profit organization's digital and print marketing strategy. Drafted and edited public-facing content including newsletter for magazine and press releases. Assisted in evaluation of potential new digital vendors to include integration software for volunteer management through Cerivs and CRM platforms. Provided support and strategies for social media coordinator and marketing initiatives for signature events. Researched current online marketing concepts, strategy and best practices. Worked on multiple projects and prioritize projects based on deadlines.

Established a social media KPI (Key Performance Indicators) metrics to determine the ROI of efforts to include the analysis of key times of day for different types content posting and as it related to the engagement of the

audience, influence, interaction, and distribution. Conducted all market research employing SWOT analysis for both local and national markets.

Macy's

Visual Director

April 2007 - September 2014 (7 years 6 months)

Hyattsville, MD

Delivered measurable targets using campaign executions driving sales for $33 million volume store. Monitored CRM reporting for better analysis of customer shopping behaviors aiding in the development of unitary and targeted message for in store merchandise and visual placement strategies. Documented and reported merchandise selling trends and prepared visual presentation guides. Worked alongside nonprofits in driving fundraising initiatives in the organizing of fundraising events for American Heart Association/Go Red for Woman, Got Your 6, Partners in Time, Thanks for Sharing, Back to Books, Shop for a Cause, and March of Dimes. Maintained quarterly department budgets. Interpreted and analyzed sales reports. Managed two million dollar store renovation. Managed and trained visual and merchandising staff.

ServiceSource

Accountant

October 2006 - January 2007 (4 months)

Quanitco, VA

Contracted for 3 months in the implementation and management of accounting department for new procurement of FBI Academy food service contract. Coordinate with food and beverage vendors of new contracts, generate invoices and verify billing input, receive and process payments, prepare bank deposits, investigated and resolved account discrepancies by auditing documentation, processed accounts payable and accounts receivable, ensure compliance with internal controls. Worked alongside media relations in the organizing promotional materials for grand opening.

Davis Design Group

Design Assistant

2005 - 2007 (2 years)

Conceptualized and designed interior and exterior specifications working alongside project managers in the building of luxury apartment buildings in Georgia, Missouri, Texas, North Carolina, South Carolina, Tennessee, Florida,

and Arkansas. Designed and installed community and amenity buildings, clubhouses and model apartments.

Karma Interior Design
Design Assistant
2005 - 2007 (2 years)

Designed interior and exterior specifications working alongside project managers in the building of luxury apartment buildings, community and amenity buildings, clubhouses in Georgia, Missouri, Texas, North Carolina, South Carolina, Tennessee, Florida, and Arkansas. Achieved within time and budget sensitive deliverables. Audit and enter employee expense reports verify and process timecards, and followed up each project with budget requirement reporting. Achieved within time and budget sensitive deliverables.

US Army
SPC
February 1997 - January 2002 (5 years)
Fort Stewart, Georgia

Managed 2nd Brigade Dining Facility accounting/administration department feeding a garrison of over 3500 soldiers. Partnered with Brigade auditor Officer in accounting standard procedures and maintenance. Prepare and input journal entries into general ledger, processed accounts payable and accounts receivable, perform bank reconciliations, reconcile assigned accounts, prepared end-of month-accounting reports, investigated and resolved account discrepancies by auditing documentation. Implemented food facility marketing and public relations communications to post installation. Trained new accounting personnel and ensure accounting standards were followed.

Education

University of Phoenix
Master of Business Administration (M.B.A.), Marketing · (2013 - 2015)

University of Phoenix
Bachelor of Science (B.S.), Business Administration and Management, General · (2008 - 2013)

Art Institute of Pittsburgh
Fashion Retail Management · (2009 - 2010)